Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au


10016226

18 August 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

dlw 8/24

cag_cosec_syd_prd/68580_1

RECEIVED
2010 AUG 24 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,496
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,496 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17 August 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	345,495,939	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,423,217	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.

+ See chapter 19 for defined terms.

Number	+Class
712,393	Performance Share Units (PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
36,777,875	Options over Ordinary Shares at various exercise prices
1,086,649	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,086,649 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 August 2010
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

13 August 2010

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 July to 31 July 2010

Since the last notification to the ASX on 14 July 2010 of the positions as at 30 June 2010:

(a) 912,835 fully paid ordinary shares were issued on 2 July 2010 pursuant to the Macquarie Group Limited Dividend Reinvestment Plan.

(b) 3,664 the fully paid ordinary shares were issued on 19 July 2010 at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.

(c) the following options have been exercised (converting into one newly issued fully paid share per option):

- 2,332 options exercisable at $31.99 each and expiring on 10 November 2013 (MQG0418).

Therefore, as at 30 June 2010, the number of issued fully paid ordinary shares was 345,486,682.

Since the last notification to the ASX on 14 July 2010 of the positions as at 30 June 2010 the following movements have occurred pursuant to the Macquarie Group Employee Retained Equity Plan ("MEREP"):

- 4,000 Deferred Share Units ("DSUs") have been issued; and
- 2,119 DSUs have been forfeited.

Therefore, as at 31 July 2010:

- the number of DSUs on issue was 1,499,414; and
- the number of Performance Share Units ("PSUs") was 201,900.

The total number of ordinary shares on issue noted above includes 1,497,533 ordinary shares issued to the MEREP Trustee ("Trustee") which are held in a reserve account and may be used to satisfy the obligations of Macquarie Group Limited ("MGL") in respect of DSUs issued under the MEREP, including allocation of ordinary shares on exercise of DSUs.

As at 31 July 2010 there were 1,092,145 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,092,145 fully paid ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007.

As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

As at 31 July 2010 there were 1,422,548 Exchangeable Shares on issue by Macquarie Capital Acquisitions (Canada) No.2 Limited, a subsidiary of MGL, which may be exchanged into 1,422,548 fully paid ordinary shares in MGL, issued as part of the acquisition of Tristone Capital Global Inc. ("Tristone") in August 2009. There were a further 97,413 Exchangeable Shares on issue, which were issued under retention agreements in place with key former Tristone employees. A further 131,297 options over Exchangeable Shares were also on issue under retention agreements in place with key former Tristone employees.

Since the last notification to ASX on 14 July 2010 of the positions as at 30 June 2010, there have been no new options issued under the Macquarie Group Employee Share Option Plan.

Since the last notification to ASX on 14 July 2010 of the positions as at 30 June 2010, the following lapses of unexercised options were processed between 1 July 2010 and 31 July 2010:

- 15,388 options exercisable at $60.41 each and expiring on 8 July 2010 (MQG0303);
- 13,524 options exercisable at $63.42 each and expiring on 22 July 2010 (MQG0304);
- 17,802 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 64,519 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);

- 53 options exercisable at $61.79 each and expiring on 8 August 2011 (MQG0340);
- 3,512 options exercisable at $60.99 and expiring on 8 August 2011 (MQG0341);
- 47 options exercisable at $61.79 each and expiring on 22 August 2011 (MQG0342);
- 42 options exercisable at $61.79 each and expiring on 22 September 2011 (MQG0346);
- 3,668 options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- 1,334 options exercisable at $80.01 each and expiring on 8 March 2012 (MQG0362);
- 1,334 options exercisable at $80.04 each and expiring on 22 March 2012 (MQG0363);
- 3,666 options exercisable at $85.30 each and expiring on 10 April 2012 (MQG0366);
- 34,339 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 1,666 options exercisable at $60.41 each and expiring on 27 April 2012 (MQG0368);
- 5,000 options exercisable at $63.42 each and expiring on 4 May 2012 (MQG0369);
- 1,334 options exercisable at $87.18 each and expiring on 9 July 2012 (MQG0376);
- 2,667 options exercisable at $73.86 each and expiring on 8 August 2012 (MQG0378);
- 126,482 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 1,333 options exercisable at $68.06 each and expiring on 22 August 2012 (MQG0381);
- 56 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 2,667 options exercisable at $71.49 each and expiring on 10 September 2012 (MQG0383);
- 23 options exercisable at $71.41 each and expiring on 24 September 2012 (MQG0384);
- 1,333 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 3,668 options exercisable at $79.38 each and expiring on 10 December 2012 (MQG0390);

- 7,334 options exercisable at $64.40 each and expiring on 22 January 2013 (MQG0393);
- 2,666 options exercisable at $63.74 each and expiring on 8 February 2013 (MQG0394);
- 5,334 options exercisable at $47.79 each and expiring on 10 March 2013 (MQG0396);
- 2,000 options exercisable at $51.34 each and expiring on 25 March 2013 (MQG0397);
- 1,712 options exercisable at $59.16 each and expiring on 22 April 2013 (MQG0399);
- 1,597 options exercisable at $63.09 each and expiring on 8 May 2013 (MQG0400);
- 5,334 options exercisable at $52.89 each and expiring on 10 June 2013 (MQG0402);
- 1,770 options exercisable at $48.78 each and expiring on 23 June 2013 (MQG0403);
- 2,000 options exercisable at $47.29 each and expiring on 8 July 2013 (MQG0404);
- 3,000 options exercisable at $47.29 each and expiring on 22 July 2013 (MQG0405);
- 467,293 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 5,162 options exercisable at $53.91 each and expiring on 22 August 2013 (MQG0408);
- 8,000 options exercisable at $48.61 each and expiring on 22 August 2013 (MQG0409);
- 8,000 options exercisable at $45.35 each and expiring on 8 September 2013 (MQG0411);
- 6,667 options exercisable at $53.91 each and expiring on 22 September 2013 (MQG0412);
- 266 options exercisable at $53.91 each and expiring on 8 October 2013 (MQG0414);
- 2,049 options exercisable at $36.20 each and expiring on 8 October 2013 (MQG0415);
- 326 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416);
- 3,000 options exercisable at $31.99 each and expiring on 10 November 2013 (MQG0418);
- 3,000 options exercisable at $31.73 each and expiring on 8 January 2014 (MQG0422);

- 2,404 options exercisable at $34.02 each and expiring on 8 May 2014 (MQG0430); and
- 3,000 options exercisable at $36.87 each and expiring on 9 June 2014 (MQG0431).

The number of options on issue at 31 July 2010 was 43,061,559 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0305	6,253,902	$63.34	1/08/2010
MQG0306	12,658	$62.13	8/08/2010
MQG0307	30,834	$63.34	8/08/2010
MQG0308	43,332	$63.33	22/08/2010
MQG0309	35,366	$65.72	8/09/2010
MQG0310	6,707	$63.34	8/09/2010
MQG0313	16,334	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	43,332	$70.56	10/10/2010
MQG0318	41,333	$64.16	24/10/2010
MQG0319	17,792	$66.92	8/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	48,238	$68.24	8/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	16,702	$67.85	9/01/2011
MQG0324	8,152	$70.47	23/01/2011
MQG0325	61,478	$63.09	8/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	54,334	$60.35	8/03/2011
MQG0329	17,338	$61.91	22/03/2011
MQG0330	66,754	$68.01	10/04/2011
MQG0331	19,446	$68.83	24/04/2011
MQG0333	61,459	$70.21	8/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	17,333	$65.12	8/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	8,000	$62.75	22/07/2011
MQG0339	7,977,526	$61.79	1/08/2011
MQG0340	19,114	$61.79	8/08/2011
MQG0341	65,991	$60.99	8/08/2011
MQG0342	16,938	$61.79	22/08/2011
MQG0343	54,434	$61.03	22/08/2011
MQG0344	4,000	$61.79	8/09/2011
MQG0345	152,512	$64.43	8/09/2011
MQG0346	1,958	$61.79	22/09/2011
MQG0347	26,948	$65.96	22/09/2011
MQG0348	3,060	$61.79	9/10/2011
MQG0349	65,678	$69.47	9/10/2011
MQG0350	4,000	$64.43	9/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	30,000	$72.17	23/10/2011
MQG0353	49,914	$73.31	8/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	13,333	$74.11	22/11/2011

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0356	14,565	$71.92	8/12/2011
MQG0357	49,174	$75.57	22/12/2011
MQG0358	10,666	$78.24	8/01/2012
MQG0359	42,000	$79.33	22/01/2012
MQG0360	35,870	$82.57	8/02/2012
MQG0361	6,150	$83.55	22/02/2012
MQG0362	30,727	$80.01	8/03/2012
MQG0363	59,750	$80.04	22/03/2012
MQG0364	4,000	$60.99	22/03/2012
MQG0366	20,411	$85.30	10/04/2012
MQG0367	116,078	$87.73	23/04/2012
MQG0371	42,177	$89.76	8/05/2012
MQG0372	81,984	$94.48	22/05/2012
MQG0373	4,000	$80.04	8/06/2012
MQG0374	28,400	$87.77	8/06/2012
MQG0375	28,338	$91.30	22/06/2012
MQG0376	75,405	$87.18	9/07/2012
MQG0377	49,481	$90.83	23/07/2012
MQG0378	40,332	$73.86	8/08/2012
MQG0379	8,554,515	$71.41	15/08/2012
MQG0380	50,032	$71.41	22/08/2012
MQG0381	54,359	$68.06	22/08/2012
MQG0382	77,153	$71.41	10/09/2012
MQG0383	113,774	$71.49	10/09/2012
MQG0384	977	$71.41	24/09/2012
MQG0385	82,497	$76.69	24/09/2012
MQG0386	476	$71.41	8/10/2012
MQG0387	28,334	$86.34	8/10/2012
MQG0388	65,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	259,728	$79.38	10/12/2012
MQG0391	49,576	$74.30	24/12/2012
MQG0392	46,556	$72.27	8/01/2013
MQG0393	104,642	$64.40	22/01/2013
MQG0394	137,401	$63.74	8/02/2013
MQG0395	27,139	$54.69	22/02/2013
MQG0396	55,761	$47.79	10/03/2013
MQG0397	60,667	$51.34	25/03/2013
MQG0398	116,334	$56.79	8/04/2013
MQG0399	41,809	$59.16	22/04/2013
MQG0400	84,479	$63.09	8/05/2013
MQG0401	37,931	$59.58	22/05/2013
MQG0402	72,053	$52.89	10/06/2013
MQG0403	15,230	$48.78	23/06/2013
MQG0404	42,000	$47.29	8/07/2013
MQG0405	36,288	$47.29	22/07/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 31 July 2010

MQG Code	Number	Exercise Price	Expiry Date
MQG0406	48,087	$51.01	8/08/2013
MQG0407	14,640,843	$53.91	15/08/2013
MQG0408	72,161	$53.91	22/08/2013
MQG0409	96,238	$48.61	22/08/2013
MQG0410	19,709	$53.91	8/09/2013
MQG0411	117,541	$45.35	8/09/2013
MQG0412	82,508	$53.91	22/09/2013
MQG0413	116,667	$33.49	22/09/2013
MQG0414	79,703	$53.91	8/10/2013
MQG0415	104,159	$36.20	8/10/2013
MQG0416	122,691	$53.91	22/10/2013
MQG0417	71,576	$32.39	22/10/2013
MQG0418	61,975	$31.99	10/11/2013
MQG0419	35,985	$25.39	24/11/2013
MQG0420	41,593	$28.48	8/12/2013
MQG0421	34,951	$27.78	22/12/2013
MQG0422	52,000	$31.73	8/01/2014
MQG0423	21,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	9/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	21,229	$17.10	9/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	123,000	$29.41	8/04/2014
MQG0429	69,000	$30.89	22/04/2014
MQG0430	38,596	$34.02	8/05/2014
MQG0431	3,000	$36.87	9/06/2014
MQG0432	18,000	$37.17	22/06/2014
MQG0433	61,204	$36.73	8/07/2014
MQG0434	19,000	$39.03	22/07/2014
MQG0435	18,000	$44.21	10/08/2014
MQG0436	8,000	$45.71	24/08/2014
MQG0437	56,000	$49.32	8/09/2014
MQG0438	56,000	$53.07	22/09/2014
MQG0439	39,000	$54.25	8/10/2014
MQG0440	25,000	$54.26	22/10/2014
MQG0441	13,000	$48.48	8/12/2014
	43,061,559		

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	11 June 2009 re: Macquarie Group Limited fully paid ordinary ("MQG") shares

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	9 August 2010
No. of securities held prior to change	• 3,945 MQG shares held by Helen Nugent; • 9,061 MQG shares held by HNSF Pty Limited.
Class	MQG shares.
Number acquired	381 MQG shares acquired by HNSF Pty Limited.
Number disposed	381 MQG shares disposed of by Helen Nugent
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39.05 per MQG share
No. of securities held after change	• 3,564 MQG shares held by Helen Nugent; • 9,442 MQG shares held by HNSF Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares sold by Helen Nugent to HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is a beneficiary. There has been no change to Helen Nugent's overall relevant interest in MQG shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2010

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	11 June 2009 re: Macquarie Group Limited fully paid ordinary ("MQG") shares

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct & Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	9 August 2010
No. of securities held prior to change	• 3,945 MQG shares held by Helen Nugent; • 9,061 MQG shares held by HNSF Pty Limited.
Class	MQG shares.
Number acquired	381 MQG shares acquired by HNSF Pty Limited.
Number disposed	381 MQG shares disposed of by Helen Nugent
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39.05 per MQG share
No. of securities held after change	• 3,564 MQG shares held by Helen Nugent; • 9,442 MQG shares held by HNSF Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares sold by Helen Nugent to HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is a beneficiary. There has been no change to Helen Nugent's overall relevant interest in MQG shares.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

12 August 2010

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	897
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	897 @ $17.10
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 August 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	345,490,443	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,425,216	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.
		201,900	Performance Share Units

+ See chapter 19 for defined terms.

	(PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
36,801,930	Options over Ordinary Shares at various exercise prices
1,092,145	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,092,145 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 August 2010
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Notice of Director's Interests

Section 205G of the Corporations Act 2001

To: Australian Securities Exchange Limited ("ASX")
Company Announcements Office
4th Floor, 20 Bridge Street Sydney NSW
Fax: 1300 300 021

Updating Notice

Section 205G(4)

Name of Director:	**W Richard Sheppard**
Name of Company:	**Macquarie Bank Limited A.B.N 46 008 583 542**
Date of last notification to ASX:	13 July 2010 re Macquarie Group Limited fully paid ordinary ("MGL") shares, unlisted options over unissued MGL shares ("Options") and Awards held under the Macquarie Group Employee Retained Equity Plan ("MEREP").
Date director's interest changed:	3 August 2010, 4 August 2010 and 10 August 2010

I disclose the following information to ASX

Section 205G(1)(a)

Interest:	**Circumstances giving rise to relevant interest:**
I have a relevant interest in the following securities of the company or a related body corporate. **Type of security:** MEREP Awards in the form of Restricted Share Units ("RSUs"), comprising a beneficial interest in a fully paid ordinary Macquarie Group Limited ("MQG") share held in a trust for Richard Sheppard; and Performance Share Units ("PSUs"), structured as a Deferred Share Unit ("DSU"), being a right to receive MQG shares in the future, with performance hurdles attached. **Number of securities:** 14,799 shares held as RSUs under the MEREP and 20,000 MQG shares **Direct or Indirect Holding:** Direct and Indirect holding. Securities held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary.	**Number of units held prior to change:** MQG Shares: • 8,519 MQG shares held by W Richard Sheppard, held via the Executive Committee sub-plan of the MGSSAP; and • 239,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary. MQG options, held by W Richard Sheppard, as previously disclosed: • 50,000 options over unissued fully paid ordinary shares exercisable at $63.34 per option; and • 45,000 options over unissued fully paid ordinary shares exercisable at $61.79 per option. MQG options held by Lipno Holdings Pty Limited, as previously disclosed: • 45,000 options over unissued fully paid ordinary shares exercisable at $71.41 per option; and • 51,000 options over unissued fully paid ordinary shares exercisable at $53.91 per option. MEREP Awards held by Richard Sheppard: • 130,498 RSUs; and • 3,900 PSUs.

	Units disposed of: • 6,882 shares held as RSUs were withdrawn from the MEREP and sold by Richard Sheppard on 3 August 2010; • 7,917 shares held as RSUs were withdrawn from the MEREP and sold by Richard Sheppard on 4 August 2010; and • 20,000 MQG shares sold by Lipno Holdings Pty Limited on 10 August 2010. **Consideration:** • $38.79 per share for shares held as RSUs withdrawn from the MEREP and sold on 3 August 2010; • $39.49 per share for shares held as RSUs withdrawn from the MEREP and sold on 4 August 2010; and • $40.32 per share for MQG shares sold on 10 August 2010. **Number of units held after change**: MQG Shares: • 8,519 MQG shares held by W Richard Sheppard, held via the Executive Committee sub-plan of the MGSSAP; and • 219,664 MQG shares held by Lipno Holdings Pty Limited, as trustee for the Sheppard Family Trust, a trust of which Richard Sheppard is a beneficiary. MQG options as described above before change. MEREP Awards held by Richard Sheppard: • 115,699 RSUs; and • 3,900 PSUs.

Section 205G(1)(b)

I have an interest in the following contracts to which I am a party of under which I am entitled to a benefit that confer a right to call for or deliver shares in, debentures of, or interests in a managed investment scheme made available by, the company or a related body corporate:

N/A

Sign here: ______________________ Date: 11/8/10 Director